Exhibit 99.2

LIVEREEL MEDIA CORPORATION

MANAGEMENT’S  DISCUSSION  AND ANALYSIS

FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2008

Prepared as at November 27, 2008

Index

Overview	3
Summary of Results	3
Number of common shares and warrants	4

Business environment	5
Risk factors	5
Forward looking statements	5
Business plan	5

Results of operations	6

Liquidity and Capital Resources	11
Working capital	11
Key contractual obligations	11
Off balance sheet arrangements	11

Transactions with related parties	11

Financial and derivative instruments	11

Critical accounting estimates	12

Evaluation of disclosure controls and procedures	12

Outlook	12
Current outlook	12

Public securities filing	12

Management Discussion and Analysis

The following discussion and analysis by management of the financial results and condition of LiveReel Media Corporation for the three months ended September 30, 2008 should be read in conjunction with the unaudited consolidated financial statements for the three months ended September 30, 2008 and the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended June 30, 2008. The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada. Reference is made to Financial Statement Notes for a discussion of the material differences between Canadian GAAP and U.S. GAAP, and their effect on the Company's financial statements.

This management discussion and analysis is prepared by management as at November 27, 2008. The Company’s auditors have not reviewed it.

In this report, the words “us”, “we” “our”, “the Company” and “LiveReel” have the same meaning unless otherwise stated and refer to LiveReel Media Corporation and its subsidiaries.

Overview

Summary of Results

On October 12, 2006, the Company changed its name to LiveReel Media Corporation from Noble House Entertainment Inc.  On October 20, 2006, the Company also received regulatory approval for continuance under the jurisdiction of the Canada Business Corporations Act.

During the three months ended September 30, 2006, LiveReel entered into an agreement to provide bridge loan financing to a production company up to $1,800,000.  All amounts under the facility were repaid in the three months ended December 31, 2006.  The Company entered into additional financing agreements totalling $625,000 in further financing to assist in the development of a feature film being developed by said production company, The Poet.  After a series of advances and repayments under this second facility, as at September 30, 2007, the amount advanced was approximately $284,000.  The Company was obligated for further advances of an additional $57,000 under the financing agreement.  The Company was to be repaid from its share of distribution revenue upon successful completion and distribution of the film.

Subsequent to the end of the first quarter of fiscal 2008, the production company entered into a distribution agreement with a distributor for the certain worldwide rights to The Poet, and the first commitments were received at a major film industry trade show in November.   However, based on the commitments received at that time, management re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance down to nil.  This resulted in the expensing of $283,667 during the period ended September 30, 2007.   Further advances made during the quarter totalling $57,060 were also expensed in the three months ended December 31, 2007.

The Company’s wholly owned subsidiary, LiveReel Productions Corporation (“LRPC”) formalized distribution arrangements for one of its films, King of Sorrow, in the first half of fiscal 2007.  The first successful international sales of the film were entered into in February, 2007 at the Berlin Film Festival, and further sales are continuing to be pursued.  However, as the international distribution agent has been selling the film for over a year and had limited success at two major fall 2007 trade shows, management re-evaluated its expected future proceeds to be received from the film and reduced the expected value of the advance to $100,000 and the value of the film script down to nil.  This resulted in the expensing of $118,243 during the period ended September 30, 2007 both as a write down of advances to production companies and a write off of the script.

During the fourth quarter of fiscal 2008, the Company received payment of $29,840 from distributing King of Sorrow which was applied to reduce this receivable.  While the Company has entered into a new agreement with another party to attempt to sell the film internationally, the Company wrote off the balance of the advance to $20,179 effective June 30, 2008, which was received in the first quarter of fiscal 2009.

The Company also announced in November 2008 it had received board authorization to invest a portion of its excess cash on hand in exchange traded securities.

The following table summarizes financial information for the 1st quarter of fiscal 2009 and the preceding seven quarters:

Quarters ended	Sept. 30, 2008	June 30, 2008	March 31, 2008	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	March 31, 2007	Dec. 31, 2006

Total Revenue	3,481	3,909	8,156	11,777	16,170	16,262	15,682	33,943
Loss from continuing operations	(7,703)	(187,361)	22,776	(113,005)	(511,221)	(168,662)	(229,265)	(41,707)
Net loss per share - basic and diluted	0.00	(0.01)	0.00	(0.01)	(0.04)	(0.01)	(0.02)	0.00

During the quarter ended September 30, 2008, losses were decreased from the quarter ended June 30, 2008 as the Company reduced expenses by approximately $180,000.  These were comprised of a number of elements.  First, legal and accounting fess were reduced by approximately $35,000 as the audit for 2008 was completed and less legal activity was incurred.  Second, the Company had a foreign exchange gain of approximately $52,000 compared to a loss of $9,000 in the quarter end March 31, 2008 as the Canadian dollar weakened against the US dollar from approximately $0.98 as of June 30, 2008 to $0.94 as of September 30, 2008.   The Company did not reimburse the CEO for a number of expenses including rent, communications, health benefits and professional fees totalling $58,000 in the period as it had in the previous quarter.  Finally, in the fourth quarter of fiscal 2008, advances to production companies were written down by approximately $50,000, and no such write down occurred in Q1 2009.  However, these reductions were partially offset by an increase in consulting fees of approximately $34,000 as the company issued stock options to its Chief executive Officer in the quarter ended September 30, 2008.

Number of Common Shares and Warrants

These are as follows on September 30, 2008 and November 27, 2008, the date of this report:

	#	Exercise price (in US$)	Expiry date
Shares issued and outstanding	13,721,744

Warrants issued in november 2004	3,500,000	$0.01	November 30, 2010

Warrants issued in April 2006	1,193,600	$0.01	November 30, 2010

Warrants issued in June 2006	1,500,000	$0.01	November 30, 2010
	6,193,600

Warrants are convertible into an equal number of common shares of the Company on or before the expiry date.  On July 22, 2008, the conversion price of all previously issued warrants was reduced to US$0.01 per warrant and the expiry date was extended to November 30, 2010 by the board of directors of the Company.

8,967,200 shares issued and 6,193,600 shares issuable upon exercise of warrants are subject to resale restrictions under U.S securities laws.

Business Environment

Risk factors

The primary risks affecting the Company are substantially unchanged from those discussed in the Company’s annual MD&A for the year ended June 30, 2008.

Forward looking statements

Certain statements contained in this report are forward-looking statements as defined in the U.S. Federal securities laws. All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe”, “expects”, “anticipates”, “intends”, “estimates” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Risks and uncertainties include, but are not limited to:

•	Our lack of substantial operating history;
•	the success of the film projects in which we have interests;
•	the impact of competition;
•	the enforceability of legal rights;
•	the volatility of the entertainment industry

Important factors that could cause the actual results to differ from materially from our expectations are disclosed in more detail set forth under the heading “Risk Factors” in the Management discussion and analysis for the fiscal 2007. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Business Plan and Strategy

The Company’s business plan continued to evolve in the first quarter of fiscal 2009.  During most of fiscal 2006, management focused on three major activities: development and licensing of film properties, providing production consulting including pre and postproduction and sales exploitation of films.  However, following successful completion of two private placements in April 2006 and June 2006, in which the Company raised approximately $3 million, there was a change in management and composition of the board of directors.

The new management, while maintaining the overall business focus on feature film production and distribution, began adopting a new approach throughout fiscal 2007 and 2008.

The Company plans to focus on financing feature film productions as a producer or co-producer with others. These feature films will be produced by independent production companies, to be selected by management from time to time.  The Company anticipates continuing to utilize consultants with expertise in the industry to assist in selecting content and assisting in production and distribution efforts on projects the Company chooses to be associated with.

During fiscal 2007, the Company began to explore the financing aspect of the entertainment industry more extensively than in the past.  The Company entered into a bridging loan agreement which called for advances of up to $1.8 million to an independent production company involved in the production of a feature film, The Poet.  All amounts drawn under the bridging facility plus interest were repaid in the three months ended December 31, 2006.  The production company is owned by a former director and officer of the Company and a former officer of its wholly owned subsidiary.

In the three month period ended December 31, 2006, the Company entered into additional financing agreements to provide up to $625,000 in financing in exchange for financing fees and/or interest payments and the right to share in future net revenues of The Poet.  After a series of advances and repayments under this second facility, as at June 30, 2007, the amount advanced was approximately $226,000 and the Company

was obligated for further advances of an additional $114,000 under the financing agreement.   In fiscal 2007, management also received Board of Director approval to utilize excess cash in our business to pursue additional investment opportunities outside the film industry in order to potentially increase our return to shareholders.   Management is not limited to any particular industry or type of business with respect to what it considers as investment opportunities.

At the start of the second quarter of fiscal 2008, the Company took write-downs on its investments in film properties and advances to various production companies due to less success than previously anticipated in the largest markets in the world for its film properties.  It further wrote down its investments in the fourth quarter based on actual and/or expected collections as of the end of the 2008 fiscal year.

As a result of the limited success to date in the film financing business, the Company is focused on preserving its cash by minimizing operating expenses, and looking to investment opportunities both within and outside of the film industry.   It will also be looking to invest a portion of its excess cash in exchange traded securities.

Results of Operations

Three months ended September 30,	2008	2007
Income	3,481	16,170
Expenses	(11,184)	(527,391)
Net loss for period	(7,703)	(511,221)
Deficit at end of period	(6,901,565)	(6,616,272)

Overview

The following were the key events in the first quarter ended September 30, 2008 –

(a)	The Company received approximately $21,000 from the distribution of King of Sorrow.

(b)	Subsequent to the end of the quarter, management received board approval to invest some of its excess cash in exchange traded instruments.

The following were the key events in the first quarter ended September 30, 2007 –

The Company and its subsidiary had been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made in the current quarter and in prior periods.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

During fiscal 2007, King of Sorrow was sold in various territories, but had not been sold successfully into its largest potential market, the United States.  This was due to a number of factors, and management had anticipated that it would be successful at two major trade shows in the United States in October and November 2007 that it was unable to attend last year.  However, sales at those shows were much less than what had previously forecast, and as a result, a write down of the scripts for $25,000 and other advances of $93,243 was made in the first quarter to approximate management’s estimate of net realizable value of the assets.

In addition, the production company in charge of The Poet entered into an agreement for international distribution in October 2007.  Going to the same trade shows as discussed above, The Poet did have some commercial success in terms of obtaining advances from certain territories at the trade show.  However, estimated revenues were such that management revised its projected future inflows from The Poet downward and resulted in taking a write down of all previous advances and advances in the first quarter of fiscal 2008 totaling $283,667.

Income

The Company’s primary source of income is from earning interest income on excess cash balances in the three months ended September 30, 2008.

Expenses

The overall analysis of the expenses is as follows:

Quarter ended September 30,	2007	2007

Consulting expenses	$48,581	$14,900
Office and general	10,206	14,628
Professional fees	2,604	-
Shareholders information	1,620	547
Bank charges and interest	308	149
Foreign exchange loss (gain)	(52,135)	95,257
Writedown of production advances	-	376,910
Amortization of investment in film	-	25,000
and televison programs
	$11,184	$527,391

Consulting Expenses

In the three months ended September 30, 2008, the consulting fees of $48,581 are comprised of cash fees and stock compensation expense.  Cash expenses of $15,000 include fees paid to the Chief Financial Officer for consulting services provided during the period.  The balance of $33,581 is stock based compensation related to 3.9 million stock options granted on July 22, 2008 to the Chief Executive Officer.  The Company used this method of payment mainly to conserve its cash flow for business investments purposes.

Consulting expenses for the three months ended September 30, 2007 of $14,900 include fees paid to the Chief Financial Officer.

Office and general

These costs include rent, telephone, Internet, and other general and administration costs. The key components of these costs are as follows:
Three months ended September 30,	2007	2007

Insurance	$9,990	$10,948
Miscelleneous	216	3,680
	$10,206	$14,628

Insurance costs for the three months ended September 30, 2008 and 2007 relate to a directors and officers insurance policy.  The expenses relate to amortizing the appropriate portion of the policy over the number of months in the quarter.

Miscellaneous costs include the costs of various small travel, courier, web site, telephone, development, etc. not categorized elsewhere in the financial statements.

Professional fees

Professional fees in the three months ended September 30, 2008 were comprised entirely of legal fees of $2,604.  Legal fees relate primarily to the review of the Company’s public filings and general corporate matters.

Shareholder Information

Shareholder information costs in the three months ended September 30, 2008 and 2007  comprised transfer agent fees of $1,620 and $547 respectively.

Foreign exchange loss (gain)

Exchange gain for the three months ended September 30, 2008 related entirely to the translation of US dollar balances and transactions into Canadian dollars at September 30, 2008 compared to the exchange rate used at June 30, 2008 as the Canadian dollar weakened against the US dollar.   Most of the Company’s excess cash is held in a US dollar account, and translated at the balance sheet date.

In the three months ended September 30, 2007, the opposite occurred in terms of the Canadian dollar strengthening against the US dollar, resulting in a foreign exchange loss in that period.

Write Down of Production Advances

The Company’s and its subsidiary have been involved in the financing of two feature films, King of Sorrow and The Poet.  Advances totaling approximately $476,000 were made in the current quarter and in prior periods.  Such advances were expected to be recovered through the sales of these films in various territories throughout the world.

During fiscal 2007, King of Sorrow was sold in various territories, but had not been sold successfully into its largest potential market, the United States.  This was due to a number of factors, and management had anticipated that it would be successful at two major trade shows in the United States in October and November that it was unable to attend last year.  However, sales at those shows were much less than what had previously forecast, and as a result, a write down of the scripts for $25,000 and other advances of $93,243 was made in the first quarter of fiscal 2008 to approximate management’s estimate of net realizable value of the assets.

In addition, the production company in charge of The Poet entered into an agreement for international distribution in October 2007.  Going to the same trade shows as discussed above, The Poet did have some commercial success in terms of obtaining advances from certain territories at the trade show.  However, estimated revenues were such that management revised its projected future inflows from The Poet downward and resulted in taking a write down of all previous advances and advances in the first quarter of fiscal 2008 totaling $283,667.

Amortization of Investments in Film and Television Programs

During fiscal 2006, LRPC was holding nine scripts at a carrying value of $172,500 and four distribution contracts at a carrying value of $60,000. At the year end of June 30, 2006, management decided to fully amortize all but one script and all distribution contracts because it has decided not to pursue development of these properties any further. The only script not amortized and kept at its carrying value of $25,000 was that of King of Sorrow. The script had been developed into a feature film for which the Company held certain distribution rights.  As at June 30, 2007, management concluded that based on the estimates of the potential revenue that would be realized by the film, the carrying value of the script was fully recoverable.

However, subsequent to the end of the year, management became concerned about its ability to recover all of the advances and the value of the script for King of Sorrow.  The Company had contracted with an international distributor in the fall of 2006, and had seen some success in selling the film to smaller markets internationally.  However, in assessing recoverability of the asset it was expected that the US market would be key, and that a few key trade shows in October and November of 2007 would yield improved sales results in this market.  However, the distribution company was much less successful than what was anticipated, and management revised downwards its assumptions about future revenues and net realizability of the assets.  This resulted in a decision to write off the carrying value of the script to nil in the three months ended September 30, 2007.

Liquidity and Capital Resources

Working Capital

As at September 30, 2008, the Company had a net working capital position of $1,227,732 compared to a working capital position of $1,201,854 as of June 30, 2008.   Cash on hand as at September 30, 2008 was $1,306,747 compared to $1,330,037 in cash as at June 30, 2008.

The working capital position has increased by approximately $26,000 on a quarter over quarter basis primarily due to the positive foreign exchange impact caused by the weakening Canadian dollar relative to the US dollar.  The other positive impact comes from the fact that the largest expense incurred in the quarter was for non-cash stock compensation charges, so the actual cash costs of the business were small compared to previous quarters.

Key Contractual obligations

These are detailed in Note 10 – commitments and contingent liabilities to the consolidated financial statements for the quarter ended September 30, 2008.

Off balance sheet arrangements

At September 30, 2008 and 2007, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnerships to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions for the three months ended September 30, 2008 and balances as at that date, not disclosed elsewhere in the financial statements are:

a)
 Consulting fees include $15,000 paid to the Chief Financial Officer for services rendered during the period.  (2007 - $14,900 to the Chief Financial Officer).  It also includes $33,581 of stock compensation expense relating to the issuance of stock options to the Chief Executive Officer as described in Note 6 of the financial statements.

Financial and derivative Instruments

The Company’s excess cash is held at a Canadian chartered bank and bears interest at various rates on monthly balances as at September 30, 2008.

Credit risk is minimised as all cash amounts are held with a large bank, which have acceptable credit ratings determined by a recognised rating agency.

The carrying value of all other cash and cash equivalent, trade receivables, all other current assets, accounts payable and accrued liabilities, and amounts due to related parties approximate fair values.

The Company never entered into and did not have at the end of the quarters ended September 30, 2008 and 2007, any foreign currency hedge contracts.

Critical accounting estimates

The Company’s unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by the Company are same as those disclosed in note 2 to the consolidated financial statements for the year ended June 30, 2008. Certain accounting policies require that the management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenue and expenses reported by the Company. The Company’s management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

There were no major changes in the accounting policies during the quarter ended September 30, 2008.

Evaluation of Disclosure Control and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, or the Exchange Act. This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission. Our management, including our Chief Executive Officer and Chief Financial Officer, together with the members of our audit committee have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes to our internal control over financial reporting since June 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Outlook

Current outlook

LiveReel currently has approximately $1.3 million in cash with no significant debts. It has the backing of new shareholders with considerable financial strength and network in the entertainment industry. These shareholders have taken an active approach to the operations and management of the Company.

We are confident that with resources at our disposal we will succeed in improving the profitability of the business over time.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at www.edgar.com